EXHIBIT 99-4

Consent of KPMG LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Suncor Energy Inc.

We consent to the use of:

●	our report dated February 25, 2026, on the consolidated financial statements of Suncor Energy Inc. (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2025 and December 31, 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively the “consolidated financial statements”), and
●	our report dated February 25, 2026, on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2025 each of which is included in our combined report included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-87604, 333-112234, 333-118648, 333-124415, 333-149532, 333-161021 and 333-161029) on Form S-8, and No. 333-279937 on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

February 26, 2026

Calgary, Canada